Exhibit 99.1

FOR IMMEDIATE RELEASE	January 26, 2012

FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.)
Announces Liquidation Distribution

VANCOUVER, BC – FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.) (OTCBB:FMTIF) (“FMI”orthe “Company”) today announced that its board of directors has authorized the Company to take such actions as are required to liquidate and dissolve the corporation. The board of directors further resolved to distribute CDN $0.5833 to shareholders of record as of January 18, 2012. Approximately CDN $0.036 of the distribution is a deemed dividend and subject to withholding taxes in accordance with Canadian and U.S. Tax law. The payment date for the cash distribution will be on or about January 30, 2012. As of December 31, 2011, the Company had unaudited cash on its balance sheet of approximately CDN $2,975,000. The cash remaining after the distribution will be used to satisfy the Company's current obligations and wind-down costs. The Company does not anticipate making any further or final distributions in connection with the dissolution and wind-down of the Company.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the dissolution and wind-down of the Company. Forward-looking statements can be identified by forward-looking terminology such as “anticipates”, “expects”, “will”, “may” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
Brett Luckin
Abakhan & Associates, Inc.
(in its capacity as liquidator)
Phone: (604) 689 4255